Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Citadel Securities Institutional LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

CALC III LP ("CAL3"), an affiliate, is the manager of the Company. The Company's designated self-regulatory organization is FINRA.

The Company engages in options order routing and trades U.S. government securities and equities with institutional customers. As a result, the Company engages in transactions with Citadel Securities LLC ("CS-US") and Citadel Securities Swap Dealer LLC ("CSSD"), affiliated brokers and dealers.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CAL3 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Cash is held at Bank of New York Mellon.

Cash Segregated Under Federal Regulation

Cash of $1 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

Receivable from Brokers, Dealers, and Custodian

Receivable from brokers, dealers, and custodian includes amounts receivable for securities failed to deliver and cash deposited at clearing brokers (See Note 6).

Payable to Customer

Payable to customer represents an amount payable for securities failed to receive (See Note 7).

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings.

Repurchase agreements are short-term in nature and are recorded at the amounts of cash received, plus accrued interest, on the statement of financial condition. The Company enters into repurchase agreements with CS-US. As of December 31, 2017, the Company had no outstanding repurchase transactions.

Other Financial Instruments

CAL3 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

NOTE 3

New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition and disclosure of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. In July 2015, the FASB voted to defer the effective date of the accounting update by one year, to annual reporting periods beginning after December 15, 2017 and early adoption is permitted. The Company adopted the updated guidance on January 1, 2018 on a modified retrospective basis. The Company's implementation efforts included the identification of revenue within the scope of the updated guidance and the evaluation of certain revenue contracts. The adoption does not have any impact on the Company's financial condition or regulatory requirements.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 4

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH's members or the partners of CSUH's members, where applicable.

In accordance with GAAP, CAL3 has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2017, CAL3 determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 5

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company reimburses Citadel LLC and its affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC, on behalf of the Company. As of December 31, 2017, the Company had a payable to Citadel LLC of $793, which is reflected as payable to affiliate on the statement of financial condition. As of December 31, 2017, the Company has paid compensation to Citadel LLC of $24, which has not yet been expensed and such amount is included in other assets on the statement of financial condition.

Executing Activities
The Company provides execution services to CS-US under a cost plus agreement. As of December 31, 2017, the Company had a receivable from CS-US of $1,081 and commissions payable to CS-US of $973, which are included in receivable from affiliate and commissions, clearance, and regulatory fees payable, respectively, on the statement of financial condition.

The Company also provides execution services to CSSD in 2017. Additionally, the Company earned and incurred charges related to failed delivery of securities with CS-US and CSSD. As of December 31, 2017, the Company had a receivable from CS-US of $69 and a payable to CS-US of $54, which is included in other assets and other liabilities, respectively, on the statement of financial condition.

Miscellaneous Related Party Transactions
The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 6

Receivable from Brokers, Dealers, and Custodian

Amounts receivable from brokers, dealers, and custodian at December 31, 2017, consist of the following:

Securities failed to deliver to CS-US	$	6,746
Receivable from brokers, dealers, and custodian		7,386
Receivable from brokers, dealers, and custodian	$	14,132

NOTE 7

Payable to Customer

Amounts payable to customer at December 31, 2017, consist of the following:

Securities failed to receive	$	6,746
Payable to customer	$	6,746

NOTE 8

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. CAL3 attempts to monitor and manage these risks on an ongoing basis.

Market Risk
Market risk is the potential for changes in the value of a financial instrument and the securities collateral pledged and/or received under repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CAL3 attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between financial instruments and the instruments used to hedge such financial instruments.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of non-performance by the counterparties.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

The Company's customer activities involve the execution and settlement of securities transactions, which may expose the Company to credit risk. Customer activities are transacted on a delivery versus payment or cash basis. For these transactions, the Company is exposed to risk of loss in the event of non-performance by a customer or broker. In the event a customer or broker fails to perform, the Company may be required to execute the transaction at current market prices. The Company does not extend credit to customers through margin accounts. The Company's credit exposure to institutional customers is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance financing activities by entering into master netting agreements and collateral arrangements with counterparties. These master agreements provide the Company with the right on a daily basis to demand collateral, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master agreement. CAL3 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at a global financial institution, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CAL3 attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Other Risks
Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's financing agreements contain trigger provisions linked to the Company's failure to maintain a net asset value or member's capital as of a month-end reporting date in excess of a specified floor or percentage of the net asset value or member's capital as of a previous month-end reporting date. If the Company were to fail to maintain such net asset value or member's capital as of such date and the counterparty were to exercise such rights under such provisions, remedies may include the ability to terminate and/or net settle transactions. As of December 31, 2017, the Company was in compliance with these trigger provisions. CAL3 attempts to manage the risks associated with these provisions as part of its overall risk management process.

Contingencies
In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CAL3 believes the risk of loss from these arrangements to be remote.

NOTE 9

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2017, net capital was $24,495, which was in excess of the Company's required net capital by $24,245.

The Company has an exemption from Rule 15c3-3 of the SEC based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

NOTE 10

Subsequent Events

The Company has performed an evaluation of subsequent events through February 19, 2018, which is the date the financial statements were available to be issued.

On January 1, 2018, Citadel LLC changed its name to Citadel Enterprise Americas LLC ("CEAMER").

Effective January 1, 2018, CEAMER and Citadel Securities Americas LLC ("CSAMER"), also an affiliate, will provide certain administrative and investment-related services to the Company. The Company will reimburse CEAMER, CSAMER and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities on behalf of the Company.